





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Concorde Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19500 Victor Parkway, Suite 550
(No. and Street)

Livonia	MI	48152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Hofer — 248-824-6708
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Kathleen Hofer_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Concorde Investment Services, LLC_____, as
of _____December 31_____, 20_17____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____Kathleen A. Hofer_____
Signature

_____CFO_____
Title

MARK KOSANKE
NOTARY PUBLIC, STATE OF MI
COUNTY OF ST CLAIR
MY COMMISSION EXPIRES Oct 29, 2019
ACTING IN COUNTY OF *Oakland*

_____Mark Kosanke_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of Concorde Investment Services, LLC
Livonia, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Concorde Investment Services, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Concorde Investment Services, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Concorde Investment Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Concorde Investment Services, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017. noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (if applicable) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 26, 2018

CONCORDE INVESTMENT SERVICES, LLC

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2017

CONCORDE INVESTMENT SERVICES, LLC

Financial Statements
and Supplementary Information

December 31, 2017

TABLE OF CONTENTS

CONCORDE INVESTMENT SERVICES, LLC

BALANCE SHEET
DECEMBER 31, 2017

ASSETS

Cash	$	3,080,731
Accounts receivable:		
Brokers, dealers and clearing organizations		891,021
Deposit - clearing organizations		75,012
Parent company		—
Related party		13,747
Other		25,297
Prepaid expenses		618,312
TOTAL ASSETS	$	4,704,120

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	448,530
Accrued commissions		989,939
Other accrued expenses		398,105
Amount due to parent company		494,117
Amount due to related party		16,057
Deferred fees		114,962
Total Liabilities		2,461,710

MEMBER'S EQUITY

Member's equity		2,242,410
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,704,120



CONCORDE INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

Revenue:		
Commissions and fees..	$	26,080,800
Interest & miscellaneous income		3,208
Total revenue		26,084,008
Commissions and clearing charges:		
Commissions paid...		20,568,448
Clearing charges		97,995
Total commissions and clearing charges		20,666,443
Gross profit from operations.....................................		5,417,565
Sales, general and administrative expenses		4,052,881
Income before provision for income taxes		1,364,684
Provision for taxes:		
Federal income tax		465,026
State taxes..		12,025
Total provision for taxes		477,051
NET INCOME	$	887,633

 *CONCORDE INVESTMENT SERVICES, LLC*

STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Member's Equity
Balance at January 1, 2017	$ 1,354,777
Net income	887,633
Balance at December 31, 2017	$ 2,242,410

See accompanying notes.

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STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	887,633

Adjustment to reconcile net loss to net
cash used by operating activities:
Changes in:

Receivables		67,317
Prepaid expenses	(	364,850)
Accounts payable and accrued expenses		1,127,551
Deferred fees		12,908
Total adjustments		842,926
Net cash provided by operating activities		1,730,559

CASH FLOWS FROM FINANCING ACTIVITIES

Member's capital contributions		—
Net cash provided by financing activities		—

NET INCREASE IN CASH		1,730,559
Cash and cash equivalents – Beginning of year		1,350,172
Cash and cash equivalents – End of year	$	3,080,731

See accompanying notes.

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